Eurasian Minerals Inc.

Via SEDAR

June 22, 2010

British Columbia Securities Commission
Alberta Securities Commission
The TSX Venture Exchange

Dear Sir or Madam:

Re:	Eurasian Minerals Inc. (the “Company”)
Advance Notice of Annual General Meeting (“AGM”)

We advise of the following with respect to the upcoming AGM of Shareholders of the Company:

1.	Meeting Type:	Annual General
2.	Class of Securities Entitled to Receive Notice:	Common
3.	Class of Securities Entitled to Vote:	Common
4.	CUSIP Number:	29843R100
5.	Record Date for Notice:	July 19, 2010
6.	Record Date for Voting:	July 19, 2010
7.	Beneficial Ownership Determination Date:	July 19, 2010
8.	Meeting Date:	August 24, 2010
9.	Meeting Location:	Vancouver, British Columbia
10.	Business:	Routine

Yours truly,

EURASIAN MINERALS INC.

Kim Casswell
CORPORATE SECRETARY

cc:	Northwest Law Group – Att: Michael Provenzano Computershare Trust Company – Att: Chad Emnace

Suite 300 – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com